Exhibit 23.5

Consent of Independent Registered Public Accounting Firm

The Board of Directors
American Retirement Corporation

We consent to inclusion in Amendment No. 1 to the registration statement on Form S-1 of Brookdale Senior Living, Inc. filed July 10, 2006 of our report dated February 24, 2006 with respect to the consolidated balance sheets of American Retirement Corporation and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of operations, shareholders' equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2005 and to the reference to our firm under the heading ‘‘Experts’’ in the prospectus.

/s/ KPMG LLP

Nashville, Tennessee
July 7, 2006